Redacted Version
GLENCORE CONTRACT NO. 025.14.15839-P

Table of Redactions

Item	Description
0.	Contact details
1.	Time periods
2.	Percentage amount
3.	Time period
4.	Time period
5.	Provisions related to analysis of specification conformance
6.	Time period
7.	Percentage amounts
8.	Time period
9.	Payment terms
10.	Time periods
11.	Time period
12.	Payment terms
13.	Time periods
14.	Time period
15.	Time period
16.	Provisions related to delivery and processing of the product
17.	Provisions related to assignment
17A.	Company name
18.	A specified weight
19.	Provision related to delivery of a specified amount of product
20.	Pricing
21.	Time period
22.	Details of delivery schedule
23.	Confidential product specifications
24.	Confidential pricing provisions
25.	Confidential pricing provisions
26.	Confidential and commercially sensitive provision related to price adjustments associated with shipping
27.	Confidential pricing provisions
28.	Confidential pricing provisions
29.	Product loading rate
30.	Time period
31.	Pricing
32.	Pricing
33.	Confidential and commercially sensitive provisions related to price adjustments associated with product specifications
34.	Confidential and commercially sensitive provisions related to price adjustments associated with shipping
35.	Contact details
36.	Age
37.	Time periods

38.	Time periods
39.	Time periods
40.	Provisions related to analysis of specification conformance
41.	A defined term used in confidential specifications
42.	A defined term used in the pricing provision

Redacted Version
GLENCORE CONTRACT NO. 025.14.15839-P

THIS AGREEMENT is made on July 29th, 2014

BETWEEN:	The Kami Mine Limited Partnership, by its managing general partner

Kami General Partner Limited

250 – 2000 McGill College Ave, Montreal, QC, Canada H3A 3H3

(Hereinafter called "Seller")

AND:	Glencore [Redacted – Item 0]

(Hereinafter called "Buyer")

Seller and Buyer each a “Party” and together the “Parties”.

WHEREAS Seller agrees to sell and Buyer agrees to buy the Product specified below according to the following terms and conditions:

1.	DEFINITIONS:

1 ton = 1 tonne of 1000 kilograms or 2204.62 lbs.

See further definitions as set out at Schedule 3

2.	QUANTITY:

2.1	Purchase of: Iron Ore Concentrate (“Product”)

The quantity of Product delivered under this Agreement is set out in Schedule 1 (“Base Quantity”).

3.	SPECIFICATIONS:

The specifications of Product delivered are set out in Schedule 1 (“Specifications”).

4.	PRICES:

The FOB ST Sept-Iles Port reference price will be set out in Schedule 1.

5.	FAILURE TO MEET SPECIFICATIONS:

If the Product does not meet the rejection specifications set out in Schedule 1 in respect of any shipment, the Buyer shall be under no obligation to accept such shipment.

6.	PASSING OF TITLE AND RISK:

6.1	Passing of title and risk and freight cost

Product is sold and purchased under this Agreement on a FOB ST Loading Port basis trimmed in a vessel supplied by the Buyer. Title to the Product passes upon receipt of full provisional payment as per Clause 10 and all risk of loss, damage or destruction to the Product delivered shall pass to the Buyer at the time when goods are loaded on board of the vessel at the Loading Port as per Incoterms ® 2010 rules. The Buyer will arrange and pay for the freight to transport the Product to the Discharge Port.

6.2	Insurance

Buyer will cover entire insurance at 110% of provisional invoice value, against Marine Risks, SRCC, War including FPA.

7.	SHIPPING SCHEDULE:

See Schedule 1.

8.	WEIGHT

8.1	Weighing at Loading Port

At the Loading Port the Seller to appoint SGS, or another mutually agreed Independent Surveyor, to determine the weight of the shipment of Product by draft survey, and provide a certificate (Certificate of Weight) showing details of the weight determination which shall be the basis for the Seller's provisional invoice.  The cost for such appointment shall be for the Seller.

8.2	Weighing at Discharge Port

At the Discharge Port the Buyer, at the Buyer's expense, shall arrange for CIQ, to undertake weighing of the shipment by draft survey. The weight thus determined by CIQ shall be final as to the wet quantity of the shipment except as otherwise provided for in clause 8.3. Within [Redacted – Item 1] after completion of discharge, Buyer shall forward to the Seller by email a copy of certificate of weight issued by CIQ. If Buyer does not receive CIQ  certificates within [Redacted – Item 1] after completion of discharge, Loading Port results shall be final. The dry quantity shall be determined by deducting the free moisture referred to in clause 9.2 from such wet quantity.

8.3	Weight differences

If after the determination of the weight of the shipment in accordance with clauses 8.1 and 8.2 there are any differences of weight outturns over [Redacted – Item 2] percent on a dry basis, then the matter should be reconciled between the Parties. If after consultation for a period not to exceed [Redacted – Item 3] Business Days, the difference cannot be reconciled to the mutual agreement of the Seller and the Buyer, the average of Loading Port weight and Discharge Port weight shall be final. The final weight of the shipment thus determined shall be the basis for the Seller's final invoice.

9.	SAMPLING AND ANALYSIS

9.1	Sampling and analysis at Loading Port

At the Loading Port, the Seller shall appoint SGS, or another mutually agreed Independent Surveyor, to take a representative sample of each shipment of Product. Automated sampling will be used if available. If not, the sampling will be undertaken by a manual sampling system to an agreed sampling schedule. SGS, or another mutually agreed Independent Surveyor, will take each sample, divide it into two (2) parts, analyse such parts for chemical composition and sizing and for free moisture content and provide a certificate (Certificate of Analysis) showing details of the determination which shall be the basis for the Seller's provisional invoice.  The cost for such appointment shall be for the Seller.

[Redacted – Item 0]

9.2           Sampling and analysis at Discharge Port

At the Discharge Port the Buyer, at Buyer’s expense, shall arrange for CIQ, to take representative samples of each shipment of Product and analyse such sample for chemical and physical composition and for free moisture content. Such representative sample shall be divided into three (3) parts, one for the Buyer, the second for the Seller, and the third for possible umpire analysis which shall be sealed and kept by CIQ or, if applicable the Independent Surveyor. The Seller may at the Seller's expense have its representative(s) present at the time of sampling and analysis and the Buyer shall provide the Seller with notice of the location of the Discharge Port promptly upon declaration of Discharge Port by Glencore’s buyer. Within [Redacted – Item 4] days after completion of discharge, Buyer shall forward to the Seller by facsimile or email a copy of certificate issued by CIQ showing the percentage of chemical contents, the percentage of free moisture loss at [Redacted – Item 5] and the relevant screen analysis. If Buyer does not receive CIQ results within [Redacted – Item 6] days after completion of discharge, Loading Port results shall be final. Otherwise, the CIQ analysis shall be final except as otherwise provided for in clause 9.3.

9.3	Analysis differences

Should there be a difference of [Redacted – Item 7] but not more than [Redacted – Item 7] or more in the iron content, or if there is a difference of [Redacted – Item 7] but not more than [Redacted – Item 7] between the Loading Port and Discharge Port analysis for other chemical elements, except moisture content (H2O), then average of Loading Port and Discharge Port shall be final. For P and S the above difference should be read as [Redacted – Item 7]. The final analysis of a shipment determined as above shall be the basis for the Seller's final invoice.  If the difference in iron and other chemical elements, except moisture content (H2O), is above [Redacted – Item 7] and if both parties are unable to reach an agreement, then both proceed to an umpire analysis as detailed in Section 9.4.

9.4	Umpire procedures

In the event that a Party shall request an analysis in accordance with clause 9.3, the part of the sample sealed and retained for umpire purposes shall be forwarded to an umpire analyst to be chosen by mutual agreement between the Seller and the Buyer, who shall analyze such part of the sample in accordance with a procedure to be mutually agreed upon between the Seller and the Buyer or, if they fail to so agree, in accordance with a decision made pursuant to arbitration under clause 12.2.  The result of the final analysis shall be final and binding upon the Seller and the Buyer.  The cost of the analysis shall be for account of the Party whose analysis is further from that of the umpire.  In the event that the analysis of the Seller and the Buyer are equidistant from the final analysis, the cost of the umpire shall be shared equally by the Buyer and the Seller.

10.	PAYMENT

10.1	Expected Value

The expected value of a shipment of Product (“Expected Value”) is calculated by multiplying the provisional price (as detailed in Schedule 1) by the Base Quantity (expressed in DMT) for that shipment (as detailed in Schedule 1).

10.2	Letter of Credit

(a)
Payment of the invoice issued by the Seller to the Buyer for the delivery of Product under this Agreement shall be made under an irrevocable Letter of Credit (hereinafter also referred as LC) in accordance with the provisions of this clause 10. [Redacted – Item 8] days before the beginning of each confirmed laycan in the Loading Port, the Buyer shall open through a major bank (with

[Redacted – Item 0]

an investment grade credit rating of at least BBB+) an irrevocable Letter of Credit, payable at sight, in favour of the Seller in an amount in US dollars equal to [Redacted – Item 9] of the Expected Value of the shipment that includes:

- Place of Expiry:	At the counter of negotiating bank.
- Date of Expiry:	LC to remain open for [Redacted – Item 10] days from the issuing date.
Advising Bank:	Seller shall provide advising bank acceptable to the Buyer at least [Redacted – Item 10] working days prior to the first day of confirmed laycan.
- Partial shipments:	Not allowed.
- Loading Port:	Sept Iles Port, Québec, Canada.
- Discharging Port:	Main Port(s), China.
- Period for presentation:	[Redacted – Item 10] days after Bill of Lading (“BL”) date for provisional payment and within the validity of the LC for final payment.
- Latest UCP Rules to apply

All Opening Bank charges including interest, and finance charges are for Buyer's account. All Advising, Negotiating Bank charges are for Seller's account.

Letter of Credit shall mention that documents dated before the opening of the Letter of Credit are acceptable.

(b)
The Buyer indemnifies the Seller against any claim, loss, damage, liability, cost and expense, including any demurrage costs that may be incurred or sustained by the Seller arising out of the Buyer's non-compliance with paragraph 10.2(b).

(c)	The Buyer shall arrange for its bank to provide the Seller with a copy of the Letter of Credit by facsimile or other agreed means on the day on which it is opened.

(d)
If Buyer fails to post the required letter of credit in the required time frame and does not cure this default within a period of [Redacted – Item 11] business days, the Seller shall be permitted to sell the Product of the subject shipment to a third party.

10.3	Amount Due

The final price payable for a shipment of Product (“Amount Due”) is calculated by multiplying the price (as detailed in Schedule 1) by the quantity of Product on that shipment as evidenced on the Certificate of Weight (converted to DMT pursuant to clause 10). The Amount Due shall be reduced by any price adjustments applicable as set forth in Schedule 1 of this Agreement.

10.4	Provisional Payment (Provisional drawing)

[Redacted – Item 0]

(a)
The Letter of Credit shall be payable against the presentation of the Seller's sight draft for the amount of [Redacted – Item 12] of the Amount Due (calculated using the provisional price as detailed in Schedule 1), accompanied by the documents referred to in paragraph 10.4(b).

(b)	When drawing against the Letter of Credit for its provisional payment, the Seller shall present the following documents to Seller's bank for negotiation:

(i)	a full set of clean on board ocean Bills of Lading made out to order, blank endorsed and notify blank; Charter Party B/L acceptable;

(ii)	Seller's provisional invoice for [Redacted – Item 12] of the Amount Due (calculated using the provisional price as detailed in Schedule 1) in one original and two copies;

(iii)	Certificate of Analysis in one original and three copies, issued by SGS (or another mutually agreed Independent Surveyor) at Loading Port;

(iv)	Certificate of Weight in one original and two copies issued by issued by SGS (or another mutually agreed Independent Surveyor) at Loading Port; and

(v)	Certificate of Origin in one original and two copies issued by Seller (beneficiary of Letter of Credit).

10.5	Final payment (Final drawing)

(a)
Subject to clause 10.6, the Seller will prepare a final invoice for remaining value of the shipment, less the provisional payment, once all CIQ details are known, based on the certificates provided in clause 8.2 and clause 9.2. The balance due shall be made under the same Letter of Credit as the provisional payment.

(b)
If the provisional payment represents an overpayment, the Seller shall promptly pay back such overpayment amount to the Buyer by wire transfer or telegraphic transfer within [Redacted – Item 13] Business Days of the date of the Seller's final invoice being confirmed by Buyer and Buyer shall provide such confirmation within [Redacted – Item 13] business days of receipt of the final invoice.

(c)
If the provisional payment represents an underpayment and the Letter of Credit is insufficient to pay the balance of the final payment, the Buyer shall, within [Redacted – Item 13] Business Days of the date of the Seller's final invoice being confirmed by Buyer, amend the Letter of Credit in order to allow the final payment. Buyer shall confirm the final invoice within [Redacted – Item 13] business days of receipt.

(d)
If umpire analysis is required, final invoicing and payment adjustment arising therefrom shall be made within [Redacted – Item 13] Business Days of the date the umpired certificate is available and the invoice confirmed by both Seller and Buyer. Both Seller and Buyer shall confirm the final invoice within within [Redacted – Item 13] business days of receipt of the umpired certificate.

(e)	When drawing against the Letter of Credit for its final payment, the Seller shall present the following documents to Seller's bank for negotiation:

(i)	Seller's final invoice for the final Shipment value less provisional payment in one original;

[Redacted – Item 0]

(ii)	Certificate of Analysis in one photocopy, issued by CIQ and acceptable as presented; and

(iii)	Certificate of Weight in one photocopy, issued by CIQ and acceptable as presented.

10.6	Certificates of Weight and Analysis final in some circumstances

The Certificate of Weight and the Certificate of Analysis issued at Loading Port shall be conclusive as to the weight or the analysis of the shipment of Product (as the case may be), and the provisional invoice issued under clause 10.4 will be considered the final invoice, subject to any adjustments required for the final price,  if:

(a)	A determination of weight under clause 8.2. is not undertaken at the Discharge Port;

(b)	All or part of the Product is lost after loading into the vessel (Seller is then not obliged to deliver replacement cargo); or

(c)	Product is contaminated (including by seawater) whilst on the vessel or being discharged; or

(d)	The certificates mentioned in clauses 8.2 and 9.2 are not sent to Seller within [Redacted – Item 13] days after completion of discharge.

11.	FORCE MAJEURE

11.1	Force majeure

Neither Party to this contract shall be liable to the other Party for any delay in performing or failure to perform any of its obligations due to events of Force Majeure including but not limited to war, blockade, revolution, riot, insurrection, civil commotion, strike, lockout, explosion, fire, flood, ice, storm, tempest, earthquake, laws, rules or regulations, applicable sanction laws, including but not limited to prohibitions on export or import and/or prohibitions applying to a nominated or carrying vessel or any other cause or causes whatsoever beyond the reasonable control of either Party whether or not similar to the causes enumerated above. Failure to deliver or to accept delivery in whole or in part because of the occurrence of an event of Force Majeure shall not constitute a default hereunder or subject either Party to liability for any resulting loss or damage.

Upon the occurrence of any event of Force Majeure, the Party affected by the event of Force Majeure shall promptly notify the other Party hereto in writing of  such event and shall specify in reasonable detail the facts constituting such event of Force Majeure. Where such notice is not given within the time required, Force Majeure shall not justify the non-fulfillment of any obligations under this contract.

Both Parties agree to use their respective reasonable efforts to cure any event ofForce Majeure to the extent that it is reasonably possible to do so, it being understood that the settlement of strikes, lockouts, and any other industrial disputes shall be within the sole discretion of the Party asserting Force Majeure.

In the event of Force Majeure, deliveries shall be suspended for the duration of such Force Majeure, but if such Force Majeure shall last more than [Redacted – Item 14] days, the tonnage affected may be cancelled with immediate effect by the Party not having declared Force Majeure by written notice to the other Party.

In the event that Force Majeure causes only a partial reduction in the total quantity of Product that the Seller is under an obligation to deliver hereunder, the Seller shall allocate its available supplies of such Product, if any, among any or all of its existing customers in a fair and equitable manner.

[Redacted – Item 0]

12.           GOVERNING LAWS, RESOLUTION OF DISPUTES ETC.

12.1	Governing Law:

This contract, including the arbitration clause, shall be governed by, interpretedand construed in accordance with the substantive laws of the Province of Ontario and the federal laws of Canada applicable in such province, expressly excluding the United Nations Convention on Contracts for the International Sales of Goods of April 11, 1980 (CISG).

12.2	Arbitration:

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the Parties within a reasonable period not exceeding sixty (60) days from the date such dispute is communicated by one Party to the other, may be referred by either Party hereto to be finally determined by arbitration by three arbitrators sitting in Toronto, Ontario, Canada.  The number of arbitrators shall be three (one arbitrator to be appointed by each party, and the third to be chosen by the two party-appointed arbitrators).  The Parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The Parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  The Parties agree that time is of the essence and it is the intention of the Parties that the entire arbitration, commencing from the appointment of the arbitrator to the issuance of the award, shall be completed as soon as practicable and that a final award be shall be rendered within thirty (30) days of the conclusion of the arbitration hearing.  Each Party shall bear its own costs of any arbitration, provided that, if the arbitrators find that any Party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrators may, in their sole discretion, award costs against such Party.  The arbitration shall be pursuant to and subject to the International Commercial Arbitration Act (Ontario) and the arbitrators shall decide the dispute in accordance with the laws of Ontario and any laws of Canada that are in force in Ontario.

13.	MATERIAL ADVERSE CHANGE

If Seller shall fail to make any payment to Buyer when due under this Agreement and such failure to make a payment continues unremedied for a period of [Redacted – Item 15] Business Days after the service of a notice by the Seller, or in the event of circumstances, that occur and are continuing, which have a material adverse effect on the creditworthiness of Seller or Seller's ability to perform its obligations under this Agreement, Buyer may at its sole option upon written notice to Seller thereof suspend or defer performance of this Agreement; provided, however that the Buyer shall be required to promptly cease such suspension or deferral of performance after the receipt of an advance payment or letter of credit from the Seller for any reasonable costs, liabilities and expenses that would be incurred by Buyer in its performance of this Agreement and that would be the responsibility of the Seller under the terms of this Agreement.

Any exercise by Buyer of its rights under this clause shall be without prejudice to any other rights or remedies available to Buyer under this Agreement or otherwise.

14.	BREACH AND SURVIVAL

14.1	Events of breach

A Party may terminate this Agreement if:

[Redacted – Item 0]

(a)
 the other Party (the “defaulting party”) commits any material breach of any of its obligations under this Agreement and such breach continues unremedied (and for this purpose a breach will be deemed to be remedied by payment of reasonable compensation where no other remedy is reasonably practicable) for a period of 7 Business Days after the service of a notice by the other Party (the “non-defaulting Party”) requiring such breach to be remedied, or such longer period as may be specified in that notice;

(b)	a petition in bankruptcy is filed by or against the other Party and such petition is not vacated within thirty (30) days after filing;

(c)	the other Party makes an arrangement for the benefit of creditors, or goes into voluntary liquidation or involuntary liquidation or receivership;

(d)	the Parties agree to terminate this Agreement; or

(e)
the Buyer acknowledges that in order to complete the construction of the Kami Mine, the Seller will need to obtain the Senior Debt and prior to obtaining the Senior Debt, the Senior Lenders will require a direct agreement with the Buyer. In the event that the Buyer and the Senior Lenders are unable to reach agreement on the terms of the direct agreement within thirty (30) days from an initial draft of the direct agreement being provided to the Buyer (the “Direct Agreement Negotiation Period”), the Seller may terminate this Agreement by providing notice to the Buyer within thirty (30) days of the expiry of the Direct Agreement Negotiation Period. Once such period has expired, the Seller’s right to terminate shall cease to exist. The parties may mutually agree in writing to extend the Direct Agreement Negotiation Period.

14.2	Survival

The termination of this Agreement however caused shall be without prejudice to:

(a)	any obligations of the Parties which have accrued prior to that termination and which remain unsatisfied; and

(b)	any obligations of the Parties which are expressed to continue after termination

In addition, clause 12 and clauses 14 to 19 inclusive and clauses 21 to 23 inclusive shall survive termination or expiry of this Agreement.

15.	NOTICES

15.1	Notices

Unless otherwise specified all notices, advices, consents and other communication (“Communications”) which are required to be or may be communicated by the Seller to the Buyer or by the Buyer to the Seller under this Agreement shall be:

(a)	in writing and signed by a person duly authorised by the sender;

(b)	by email or fax to the address or fax number as per details provided in Schedule 1 to this Agreement or the address, email or fax number last notified by the intended recipient to the sender.

15.2	Deemed delivery

[Redacted – Item 0]

Communications given in accordance with this clause 14 shall be deemed to have been properly given and received by the addressee:

(a)	in the case of delivery in person, when delivered;

(b)
in the case of facsimile transmission, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error; or

(c)
in the case of delivery by post, 7 Business Days after the date of posting (if posted to an address in another country) or 2 Business Days after the date of posting (if posted to an address in the same country), but if the result is that a Communication would be taken to be given or made on a day which is not a Business Day in the place to which the Communication is sent or is later than 4pm (local time), it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

15.3	Notices sent by email

Any Communication given or made may be sent by email if:

(a)	the Communication is signed by a person duly authorised by the sender;

(b)	the Communication is sent to the email address last notified by the intended recipient to the sender; and

(c)	the sender keeps an electronic and a printed copy of the Communication sent.

The recipient of a Communication sent under this clause must promptly acknowledge receipt of a Communication sent under this clause and must keep an electronic and a printed copy of the Communication.

15.4	Receipt of notices sent by email

A Communication sent under clause 14.3. will be taken to be duly given or made when receipt by the sender of an email acknowledgement from the recipient's information system showing that the Communication has been delivered to the email address last notified by the intended recipient to the sender.

16.	ENTIRE AGREEMENT AND AMENDMENT

16.1	Entire agreement

This instrument contains the entire agreement between the Parties in relation to the sale and purchase of Product hereby agreed and supersedes all prior negotiations, understandings and agreements, whether written or oral in relation to that Product.

16.2	Amendment

This Agreement shall not be modified, amended, or supplemented except by an instrument in writing duly executed by the Parties to this Agreement.

[Redacted – Item 0]

17.           CONFIDENTIALITY

17.1	General obligation

Subject to clause 16.2, each Party shall not disclose any information relating to this Agreement for a period of five (5) years from the signing hereof.

17.2	Permitted disclosure

A Party may disclose information:

(a)	to any third party when it has obtained the fully informed written consent of the other Party;

(b)
to a Related Corporation of the disclosing Party and the officers, employees and consultants of that Related Corporation provided the Related Corporation agrees to be bound by written confidentiality obligations no less onerous than those contained in this clause 16;

(c)	to officers, employees and consultants of any of the Parties;

(d)
(subject to clause 16.3) if, and to the extent, required to do so under any necessarily applicable legislation or under the rules or regulations of a recognised stock exchange applicable to the Party so disclosing or to a Related Corporation of that Party;

(e)	to its technical and professional advisers for the purposes of this Agreement or for the purposes of advising the Party in relation to this Agreement;

(f)
to the Senior Lenders and other potential sources of debt or equity financing for the development of the Kami Mine, provided that such persons agree to be bound by written confidentiality obligations no less onerous than those contained in this clause 16; and

(g)	if it is so required for fulfillment of obligations under this Agreement.

17.3	Public Announcements

(a)
The Parties shall use their best endeavours to agree in advance the text of all public announcements to be made in relation to this Agreement, provided that if the parties cannot agree on the text of a public announcement within a period of two (2) Business Days, the releasing party shall be permitted to put out a public announcement containing such disclosure as is required under any necessarily applicable legislation or under the rules or regulations of a recognised stock exchange applicable to the Party so disclosing or to a Related Corporation of that Party.

(b)	A Party shall not attribute any public announcement to the other Party without that Party's consent.

17.4	Clause to Operate after Termination

The provisions of this clause 16 continue to bind a Party even after:

(a)	it ceases to be a Party to this Agreement; or

(b)	the Agreement terminates.

[Redacted – Item 0]

17.5	Officers and Employees

Each of the Parties shall ensure that:

(a)	its officers and employees;

(b)	the officers and employees of its Related Corporations; and

(c)	its independent consultants, contractors and technical and professional advisers, do not disclose confidential information to third parties or improperly use that information for its own benefit.

18.	APPOINTMENT OF AGENTS

18.1	Advice of agents

Either Party may appoint an agent or agents, at its cost, to carry out any and all of the functions required or authorised to be performed under this Agreement provided they advise the other Party of the name of such agent and of the functions entrusted to it.

18.2	Parties still liable

The appointment of any person as agent by a Party under this clause 17 shall not relieve such Party of any of its obligations or responsibilities under this Agreement.

19.	NO CONSEQUENTIAL LOSS

Notwithstanding anything to the contrary elsewhere in this Agreement, the Parties agree that no Party is in any circumstances liable in respect of any breach of this Agreement to the other Party for:

(a)	any loss of profit, loss of revenue, loss of use, loss of contract, loss of goodwill, or increased cost of working; or

(b)	any indirect or consequential loss.

20.	NO WAIVER

No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the Party granting that waiver unless made in writing.

21.	FURTHER ASSURANCES

Each Party shall do anything necessary or desirable (including executing agreements and documents) to give full effect to this Agreement and the transactions contemplated by it.

22.	TOTAL/PARTIAL LOSS

In the event of total or partial loss or damage of the Product after risk of loss of the Product has passed from Seller to Buyer (as set out in clause 6 PASSING OF TITLE AND RISK), final settlement for the Product that has been lost or damaged shall be made based on the Bill of Lading weights and analysis determined at the Loading Port and shall be made at the time it would ordinarily have become due for payment in accordance with the terms of this contract. For the purpose of this provision in case of total

[Redacted – Item 0]

loss the estimated date of arrival at discharge port of the relevant vessel shall be considered vessel's arrival date.

23.	SEVERABILITY OF PROVISIONS

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

24.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

25.	SET OFF

The Buyer and the Seller may at any time without notice to the other set off any liability of the Buyer or the Seller, as the case may be, against any liability of the other of Buyer or Seller to the Buyer or Seller, as the case may be (in either case howsoever arising and whether any such liability is present or future, liquidated or unliquidated and irrespective of the currency of its denomination) and may for such purpose convert or exchange any currency. Any exercise by either Buyer or Seller of its rights under this clause shall be without prejudice to any other rights or remedies available to the Buyer or the Seller, as the case may be, under this contract or otherwise.

26.	COMPLIANCE

Each Party warrants, represents and undertakes to the other that it will comply with all applicable laws, rules and regulations including without limitation sanctions and anti-corruption laws in performing this contract.

27.	BUYER’S COVENANTS TO EXPORT MATERIAL AND INDEMNITY IN RESPECT OF TAXES

(a)	[Redacted – Item 16]

(b)	[Redacted – Item 16]

(c)
The Buyer shall provide Seller with documentary evidence consistent with clause 10 of this Agreement establishing the exportation of the Product and shall cooperate with the Seller to establish that the Product has been exported from Canada to the satisfaction of the Canada Revenue Agency and any applicable provincial government.

(d)	[Redacted – Item 16]

28.	REPRESENTATIONS AND WARRANTIES

28.1	Seller’s Representations and Warranties

The Seller hereby represents and warrants to the Buyer as follows:

(a)
The Seller is duly formed and organized and is a subsisting limited partnership under the laws of the Province of Ontario and the general partner of the Seller (the “General Partner”) is a corporation existing under the laws of the Province of Ontario;

[Redacted – Item 0]

(b)
The General Partner has all necessary corporate power and capacity and all necessary power under the limited partnership agreement governing the Seller to execute and deliver this Agreement and to perform its obligations hereunder, in each case, in its capacity as general partner of the Seller;

(c)
This Agreement has been duly executed and delivered by the General Partner in its capacity as general partner of the Seller, and is a legal, valid and binding obligation of the General Partner in its capacity as general partner of the Seller, and of the Seller, enforceable against each of them by the Buyers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
The execution and delivery of this Agreement by the General Partner and the performance of its obligations hereunder, in each case, in its capacity as general partner of the Seller, do not (a) contravene, constitute a default under or result in a breach of (i) the articles or by-laws of the General Partner, or (ii) the limited partnership agreement, or (iii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Seller.

28.2	Buyer’s Representations and Warranties

The Buyer hereby represents and warrants to the Seller as follows:

(a)
The Buyer is duly incorporated and organized and is a subsisting corporation under its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	The execution and delivery of this Agreement by the Buyer and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Buyer;

(c)
This Agreement has been duly executed and delivered by the Buyer and is a legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction;

(d)
The execution and delivery of this Agreement by the Buyer and the performance of its obligations hereunder do not (a) contravene or result in a breach of: (i) the articles or by-laws of the Buyer, or (ii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of such Buyer.

(e)	The Product is not being acquired by a Buyer for consumption, processing, use or supply in Canada before it is exported by the Buyer.

29.	ASSIGNABILITY

(a)	This Agreement and all its provisions shall be binding upon and inure to the benefit of the successors and permitted assigns of the respective Parties hereto.

[Redacted – Item 0]

(b)
The Buyer may assign this Agreement to an Affiliate provided that the Buyer shall remain jointly and severally liable with the Affiliate for the performance of the obligations under this Agreement. Except for an assignment by the Buyer to an Affiliate, this Agreement may not be assigned by the Buyer without the prior written consent of the Seller, which consent shall not be unreasonably withheld, [Redacted – Item 17]. In the event of any such assignment, the Buyer, subject to compliance with the other provisions of this clause 28, shall be released from all of its obligations under this Agreement. [Redacted – Item 17].

(c)
Other than as set out in paragraph 28(g), this Agreement may not be assigned by the Seller without the prior written consent of the Buyer (which consent may be withheld for any reason), except that the Seller may assign or transfer to a lender as security for indebtedness owing by it from time to time to such lender, its rights under this Agreement, including the right to receive payments with the prior written consent of the Buyer (which consent shall not be unreasonably withheld).  The Buyer will acknowledge and agree to such assignment to a lender of the Seller upon the Seller giving prior written notice to the Buyer.  For greater certainty, notwithstanding any assignment to a lender in accordance with this paragraph 28(c), the Seller shall remain responsible for the due performance of its obligations under this Agreement.

(d)
Any attempt to assign or transfer, or to effect an assignment or transfer without the consents referred to above shall render such attempted assignment or transfer void.  Subject to paragraphs 28(b) and 28(g), any such assignment or transfer with consent shall not relieve the assigning Party from its obligations under this Agreement to the extent that the assignee fails to assume such obligations.

(e)
For purposes of paragraph 28(b), the Seller shall not be considered to be acting unreasonably if it withholds its consent to assignment or transfer, or withholds its release of an assigning Party, on the basis that the financial and technical capability of the proposed assignee is, in the bona fide opinion of the Seller, not capable of performing the obligations of the assigning Party under this Agreement.

(f)
Any assignment pursuant to this paragraph 28 (other than an assignment to a lender pursuant to paragraph 28(c)) to which a non-assigning Party may have consented shall not be effective unless and until the assignee shall have agreed in advance in writing with the other Party, on terms satisfactory to such other Party, acting reasonably, to assume and to be bound by and liable to perform the obligations and liabilities of the assigning Party under this Agreement.

(g)
Notwithstanding the foregoing, the Seller may assign this Agreement in conjunction with any sale, assignment or disposition by the Seller of all or a material portion of the Kami Mine (or any direct or indirect interest held by the Seller therein) provided that the purchaser, assignee or disposee has entered into an agreement with the Buyer agreeing to assume and be bound by and perform the obligations of the Seller in this Agreement to the extent of its interest so acquired, in which case, the Seller shall be released therefrom.

30.	MINE EXPANSION

In the event that the Seller undertakes an expansion of the Kami Mine to increase the annual production capacity above 8 million tonnes, the Seller shall notify the Buyer and the Buyer shall have the right to submit a proposal to the Seller for an off take agreement in respect of the additional capacity of the Kami Mine, provided that there shall be no obligation on either Party to conclude such an off take agreement.

31.	NO PARTNERSHIP OR JOINT VENTURE

[Redacted – Item 0]

The relationship of the Seller and the Buyer hereunder is one of independent contracting parties and nothing in this Agreement shall be construed as creating a partnership, a contractual joint venture or any similar legal relationship, between the Seller and the Buyer.

32.	CURRENCY AND CALCULATION OF TIME

32.1	Currency

Unless otherwise expressly provided in this Agreement, all references to currency or prices in this Agreement shall be references in Dollars, and all monetary calculations, adjustments, reconciliations and payments pursuant to this Agreement shall be made in Dollars.

32.2	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto, Ontario, Canada time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto, Ontario, Canada time) on the next Business Day.

33.	INCOTERMS

Unless otherwise specified herein, Incoterms ® 2010 shall apply, as amended or supplemented by the terms of this Agreement.

ACCEPTED:

Signed and stamped by:

GLENCORE [Redacted – Item 17A]	THE KAMI MINE LIMITED PARTNERSHIP by its managing general partner, KAMI GENERAL PARTNER LIMITED
  “Andreas Hubmann” (signed)

by its duly authorised person

Andreas Hubmann
Print Full Name

“Martin Haering” (signed)

by its duly authorised person

Martin Haering
Print Full Name

Stamp: ..............................................

“Tayfun Eldem” (signed) by its duly authorised person Tayfun Eldem Print Full Name

[Redacted – Item 0]

Schedule 1:

Term of Agreement: The term of this agreement shall commence on the date set out on the first page of this Agreement and shall continue until 48,000,000 DMT (WMT adjusted to final moisture as stipulated in final invoice) of Product are delivered to Buyer by the Seller, provided that Buyer acknowledges that the maximum amount delivered in any calendar year is 3,200,000 DMT (WMT adjusted to final moisture as stipulated in final invoice).

Base Quantity: Commencing from the date of the commencement of Commercial Production, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller during each calendar year of the term of the Agreement, a minimum purchase amount of Product equal to 40% of the actual annual production of Material from the Kami Mine to a maximum of 3,200,000 DMT (WMT adjusted to Final moisture as stipulated in final invoice) of the first 8,000,000 DMT (WMT adjusted to Final moisture as stipulated in final invoice)  of Product produced annually at the Kami Mine during each such year. Minimum shipment amount is [Redacted – Item 18] (the “Minimum Shipment Amount”).

Testing and Marketing for 3rd Parties: Seller shall have the right to direct the Buyer to deliver a portion of a shipment of Product to a third party for the purposes of testing and marketing the production from a potential mine expansion provided that:

(i)
the Seller shall provide 90 days written notice to the Buyer of its intention to exercise this right and once exercised must conclude such delivery.  If the delivery is not concluded after the exercise of this right then Seller shall be liable to Buyer for any costs reasonably incurred by Buyer;

(ii)	[Redacted - Item 19];
(iii)	any additional costs that arise from this direction of Product shall be borne by Seller and Buyer shall inform Seller of these additional costs with Seller paying Buyer immediately on demand; and
(iv)
in respect of any such sale of Product to a third party, the Seller shall pay the buyer an agency fee of [Redacted - Item 20] of the final CFR price received by the Seller for such shipment. Such agency fee shall be payable to Buyer by Seller within seven (7) Business Days of the Seller receiving final payment from the third party.

Delivery Schedule: [Redacted – Item 21] prior to the anticipated commencement of Commercial Production, the Seller and the Buyer shall agree on a delivery schedule and the estimated Product to be delivered for the year in which the commencement of Commercial Production is achieved. For each subsequent year, Buyer and the Seller agree that prior to November 1st of the calendar year prior to each year of shipment, they will agree on a delivery schedule which shall specify estimated delivery periods and estimated quantities for delivery (the “Annual Delivery Schedule”) for the Product to be purchased under this Agreement during the next year.  Shipments in each year shall be [Redacted – Item 22]. No single shipment shall be for a quantity of Product that is less than the Minimum Shipment Amount unless specifically agreed by the Buyer.  Subject to clause 11 of the Agreement (Force Majeure), should the Seller or the Buyer experience shipping or operational conditions hindering the shipment of scheduled quantity by the end of any calendar period in the delivery schedule, then delayed shipments can be loaded and shipped in a succeeding shipment within a period of twelve months following the hindered shipment period.

Specifications

1) Name of commodity: Iron Ore Concentrate

2) Origin: Canada

3) Chemical Composition, on dry basis, and Physical Specifications, percentage by weight:

[Redacted – Item 23]

Price, Discharge Rate and Turn Time
FOB ST Reference Price for Product, Turn Time and Load Rate are set out below.

Product price and determinant for Product price set out in the following two tables:

[Redacted – Item 0]

FOB ST Sept Iles, Canada
Final Price Iron Ore Conc (USD/DMT)	FOB ST = (0.98 * X(t)) + P(t) – F(t)
X(t) - Index CFR Value	Average quotes of Platts Iron Ore Index IODEX 62.00% Fe CFR China (“Platts Iron Ore Index”) [Redacted – Item 24]
P(t) - VIU Premium	Average of Platts quoted VIU premium PDMT for Fe content greater than 62% [Redacted – Item 25]
F(t) - Freight Cost	[Redacted – Item 26]
[Redacted – Item 24]	[Redacted – Item 27]
Provisional Price for LC issuance purposes (USD/DMT)	Provisional Price = [(0.98 * X(t)) + P(t) – F(t)], where: [Redacted – Item 28]
FOB ST Sept Iles, Canada
Loading Rate (WMT PWWD SHINC) (per weather working day, Sunday and Holidays included)	[Redacted – Item 29]
Loadport Port Turn Time (Hours)	[Redacted – Item 30]
Demurrage Rate (US$/day)	[Redacted – Item 31]

Demurrage/Despatch Rate:
The demurrage rate shall be [Redacted – Item 32]. The despatch rate shall be [Redacted – Item 32].

Demurrage shall be paid by Seller to Buyer for all time in excess of allowed laytime and despatch equal to the demurrage rate shall be paid by Buyer to Seller for all laytime saved in loading.

Penalty Specifications and Price Adjustments

Chemical Composition
A) [Redacted – Item 33]

B) [Redacted – Item 33]

Freight

(a)	[Redacted – Item 34]
(b)	[Redacted – Item 34]
(c)	[Redacted – Item 34]
(d)	[Redacted – Item 34]

[Redacted – Item 0]

(e)	[Redacted – Item 34]
(f)	[Redacted – Item 34]

Notice Addresses

(a)	To Buyer:

Glencore [Redacted – Item 35]

Attention: [Redacted – Item 35]
Email: [Redacted – Item 35]
Fax: [Redacted – Item 35]

(b)	To Seller:

The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Avenue
Montreal, QC H3A 3H3
Canada

Attention: President (General Partner)
Email: teldem@alderonironore.com
Fax: 514-281-5048

[Redacted – Item 0]

Schedule 2: Loading terms and conditions

LOADING AT LOADING PORT

1.1	Loading Port

The Seller will ensure that the nominated berth is free and accessible and always afloat at all times by the vessel for delivery of Product. The Seller shall make all arrangements to immediately deliver the Product to the vessel on her arrival alongside the nominated safe berth.

1.2	Agency, Port charges, dues and taxes

(a)
Shipment of the Product shall be made on a vessel chartered by the Buyer in agreement with the Seller and furnished at the Loading Port.  The Seller shall nominate a cargo agent (“Agent”) which the Buyer is obligated to use under contractual relation.  The vessel shall be consigned to the Agent who shall perform vessel loading functions at the Loading Port as an independent contractor.

(b)
The vessel chartered by the Buyer shall be seaworthy and shall be insured with a P&I club which is a member of the international group of P&I clubs, and the age of such vessel shall not exceed [Redacted – Item 36].

(c)	The Buyer is only accountable for all port charges associated with bringing the vessel alongside the load berth or anchoring at a safe anchorage if loading ex barges.

(d)
All Canadian export taxes, duties and charges, whether existing or enacted subsequent to the date of this Agreement, on the Product or contained metals or on commercial documents relating thereto or on the shipments of Products themselves, shall be to the account of and paid by the Seller.

(e)
All import taxes, duties and other charges levied in any country through which a shipment of Product may pass or in the country of destination, whether existing or enacted subsequent to the date of this Agreement, on the Product or contained metals or on commercial documents relating thereto or on the shipment of Products themselves, shall be to the account of and paid by the Buyer.

(f)	The Seller shall be responsible for obtaining, at its own expense, any licences, permits or consents of any governmental authority required to export the Product from Canada.

(g)
The Buyer shall be responsible for obtaining any import licence or other official authorization and carry out all customs formalities for the import of Product into the country of destination and for their transport through any country.

(h)
The Buyer shall advise the Agent and the Seller at least [Redacted – Item 37] in advance of each of the expected dates of arrival at Loading Port of: (i) the name of the vessel or the substitute vessel; (ii) the expected time of the vessel’s arrival at Loading Port; and (iii) the expected tonnages to be lifted.

(i)	The Buyer shall arrange for the shipmaster of the vessel (“master”) to give the Agent prior formal notice of the estimated time of arrival (“ETA”) of the vessel: [Redacted – Item 38]

(j)
The Buyer shall keep the Seller and the Agent, or cause the Seller and the Agent to be kept, fully advised of all substitutions, cancellations and delays of the vessel nominated by the Buyer to accept delivery of an agreed shipment of Product from Loading Port.

[Redacted – Item 0]

(k)
The vessel nominated by the Buyer shall comply with any and all laws, rules and regulations at Loading Port (including harbour rules) applicable to vessels of the nature designated to accept delivery of Product.

1.3	Product loaded by Seller

Product is to be loaded into the vessel's holds at the Sellers risk and expense.

1.4	Stevedore Damages

Any stevedoring damages at Loading Port on vessel, if any, to be settled directly between owners and stevedoring company.

1.5	Notice of Readiness

Vessel to tender Notice of Readiness (NOR). WIFPON, WICCON, WIPON, WIBON upon arrival at Loading Port or its official anchorage respective waiting area, during ATDNSHINC.

1.6	Counting of Laytime

(a)	Laytime shall commence counting following the number of hours detailed as Turn Time in Schedule 1 after a valid Notice of Readiness has been given or when loading commences, whichever occurs first.

(b)	Laytime shall cease on completion of loading and final draft survey.

(c)	Time used in shifting directly between berths at the Seller's request or delays to loading due to disruptions in the Loading Port's operations shall count as laytime.

(d)
In the event that loading must be suspended for the purpose of trimming the cargo, pumping ballast or the master not accepting the prescribed loading speed, then the period allowed for loading shall be increased by the amount of time lost for any such reason, even if the vessel is on demurrage.

(e)	Shifting time from anchorage or waiting berth to loading berth shall not count as laytime.

(f)
The period allowed for loading shall be increased by the amount of time lost, after Notice of Readiness has been given, due to Force Majeure.  In the event of an occurrence of an event of Force Majeure after tendering a Notice of Readiness or while the vessel is loading, the Buyer shall pay any demurrage payable as a result thereof; provided, however, that if, prior to the event of Force Majeure, the loading of the vessel was delayed to such an extent that, but for such delay, the vessel would have been loaded within the laytime prior to the occurrence of such event of Force Majeure, and such delay was caused other than by the action of the vessel, then any demurrage shall be paid by the Seller to the Buyer at the rates noted in clause 1.8 of this Schedule 2.

(g)
The charter party of the Buyer shall be based upon the standard IMO charter party terms and conditions and shall include a provision to the effect that upon clean loading of a shipment, the master shall issue a set of clean on board Bills of Lading setting out the date and Month of Shipment and the other related information contemplated and set out in clause 10.4 of the Agreement, duly signed and made out in strict conformity with Mates Receipt, prior to departure of the vessel from Loading Port.  If a shipment is clean loaded, any demurrage

[Redacted – Item 0]

resulting from a failure of the master to issue a clean Bill of Lading on a timely basis shall be paid by the Buyer.

(h)
Upon departure of the vessel, the Seller shall advise the Buyer of the date and Month of Shipment and the Bill of Lading weight.  Simultaneously, the Seller shall send the Buyer a statement of facts in respect of the shipment.

(i)
Any time lost during loading due to the vessel's inability to load at the applicable loading rates determined in accordance with Schedule 1 or due to any other defect and/or default in the vessel, deficiency and/or default of the vessel's personnel, including inability of the vessel to ballast or deballast at a rate commensurate with the respective loading rate, shall not count as laytime. Any time lost by the vessel in obtaining gas free clearance, either directly or consequentially, shall be for the Buyer's account.

(j)	Force Majeure or bad weather shall not interrupt the counting of laytime for vessels already on demurrage.

(k)	Laytime permitted at the Loading Port shall be calculated on the Bill of Lading quantity.

1.7	Loading rates

The load rate at the Loading Port applicable in this Agreement per weather working day of twenty four (24) consecutive hours, Saturdays, Sundays and holidays inclusive will be as provided in Schedule 1.

1.8	Demurrage/Detention/Despatch rates

The Buyer and the Seller shall agree despatch and demurrage calculations within [Redacted – Item 39] days of the departure of the shipment from the Loading Port. Demurrage or despatch money shall be paid by seller or buyer, respectively, within [Redacted – Item 39] days from mutual agreement on amount.

If there is any delay on the loading operations beyond the laytime caused by Seller stevedores or their Servants/Agencies, due to lack of cargo, insufficient storage space/trucks/rails/wagons/barges, or unpaid duties, cargo clearance or any delay caused by damage in the shore crane equipment, including conveyor belt, shore cranes, grabs, loading spout, barges, or any failure in the loading equipment preventing the loading of the cargo, the Seller shall pay Buyer a demurrage rate as per the rate set out below.

Daily detention/demurrage rate to be as per vessels nomination email/telefax. Demurrage calculated per day and pro rata for part of a day, for all time used in excess of allowed laytime and shall receive despatch being earned at the rate of demurrage per day or pro rata for part of a day for working time saved of allowed laytime.

1.9	Vessel nomination procedure

Seller not to withhold vessel acceptance unreasonably. In the event Seller not able to confirm in time, Buyer has the right to fix/confirm vessel to perform the contractual obligations. Buyer has the right to substitute the vessel provided that the substituting vessel meets the loading specifications.

The International Code for the Security of Ships and of Port Facilities and the relevant amendments to Chapter XI of SOLAS (the “ISPS Code”) as per BIMCO being an integrated part for the shipment under this contract.

[Redacted – Item 0]

1.10      ISPS Code

The Buyer warrants that any vessel which it nominates in connection with this contract complies with the requirements of the ISPS Code and/or the US Maritime Transportation Security Act 2002 ("MTSA"). The Seller warrants that any port at which the goods sold under this contract are or are intended to be loaded complies with the requirements of the ISPS Code and/or MTSA (if applicable).

The Buyer shall be responsible for any and all costs and/or expenses and/or losses and/or damages and/or delay arising out of or in connection with the failure of the vessel or its owners or charterers to comply with the requirements of the ISPS Code or, if applicable, MTSA and any time thereby lost shall not count as used laytime or time on demurrage. The Seller shall be responsible for any and all costs and/or expenses and/or losses and/or damages and/or delay arising out of or in connection with any failure by the Loading Port to comply with the requirements of the ISPS Code and/or MTSA and any time thereby lost shall count as used laytime or time on demurrage.

1.11	Other Terms and Conditions

Other terms and conditions not described herein to be as per relevant Stemmor C/P terms.

1.12	IMSBC Code

Seller guarantees that cargo provided is safe for transport by sea according to the IMSBC code. Seller to provide certificates stating cargo is within the TML (Transportable Moisture Limit) if required by Master prior loading. If required, this TML and FMP (Flow Moisture Point) analysis must be performed by the relevant P&I Club appointed inspectors. If cargo is thereby deemed not suitable for shipment any delays or related costs are to be for Seller's account.

[Redacted – Item 0]

Schedule 3: Definitions and interpretation

The following definitions apply unless the context requires otherwise:

Affiliate means, with respect to any specified person, any other person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise.

Agreement means this agreement, as may be amended from time to time.

Amount Due has the meaning given in clause 10.3.

Annual Shipment Amount has the meaning given in Schedule 1.

Base Quantity has the meaning given in clause 2.1.

Bill(s) of Lading means the bill(s) of lading document or similar document for a particular shipment of Product under the terms of this agreement.

Business Day means days excluding Saturdays, Sundays, public holidays and banking holidays in the Province of Quebec, Canada.

Certificate of Analysis has the meaning given in clause 9.

Certificate of Weight has the meaning given in clause 8.

CFR as described in Incoterms 2010.

CIQ means the Entry-Exit inspection and Quarantine of PRC.

Commercial Production means the date the Kami Mine has been operating and producing at no less than sixty percent (60%) of monthly production capacity of the total annual production capacity of 8,000,000 MT of iron ore concentrate over a consecutive thirty (30) day period.

Communications has the meaning given in clause 14.

Delivered Quantity means total the amount of Product delivered under this Agreement as reflected in the Bills of Lading.

Discharge Port means a discharge port provided in Schedule 1.

DMT means a tonne on a dry basis.

Dollars and cents mean respectively dollars and cents in lawful currency of the United States of America.

Draft (when fully loaded) means, as the context requires:

(a)	in respect of a vessel prior to completion of loading, the draft which that vessel would have if the quantity and type of ore scheduled to be loaded into it were loaded into it; or

(b)	in respect of a vessel after completion of loading, the draft of the vessel as determined by draft survey.

dry basis when applied to Product means Product dried at [Redacted – Item 40].

Expected Value has the meaning given in clause 10.

Incoterms means Incoterms ® 2010 rules published by ICC Publishing SA.

Independent Surveyor means an internationally recognized independent ISO certified third party.

Kami Mine means the Kami Iron Ore Mine and related processing facility to be constructed approximately ten kilometres southeast of the Town of Wabush in the Province of Newfoundland and Labrador, Canada.

Loading Port means Port Point-Noire, Sept Iles, Québec, Canada.

[Redacted – Item 41]

Minimum Shipment Amount has the meaning given in Schedule 1.

Month of Shipment for any particular shipment of Product means the month when the Bill of Lading is issued.

Natural basis when applied to Product means Product in its natural or wet state.

Notice of Readiness means a notice of readiness to load a vessel.

Party means a party to this Agreement.

PDMT means per DMT.

Place of Loading means the relevant place of loading within the Loading Port.

PRC means the People's Republic of China.

Product has the meaning given in clause 2.

[Redacted – Item 42]

Senior Debt means the senior debt provided to the Seller in order to finance the construction and development of the Kami Mine and may include a senior secured credit facility, senior secured notes, capital leases or similar debt instruments.

Senior Lenders means the syndicate of banks or institutional investors that provide the Senior Debt.

Specifications has the meaning given in clause 3.

Tonne means a metric ton equaling 1,000 kilograms.

Wet basis when applied to Product means Product in its natural or wet state.

WMT means a tonne on a natural basis.

[Redacted – Item 0]